UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

MultiPlan Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

17144C203
(CUSIP Number)

October [●], 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 17144C203

1	NAME OF REPORTING PERSON The Public Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 53,750,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 53,750,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0% (2)
12	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 51,250,000 units of Class A common stock, par value $0.0001 (“Class A Common”) and (ii) warrants exercisable for 2,500,000 shares of Class A Common, which become exercisable 30 days following the completion of the business combination by Issuer on October 8, 2020, until the earlier to occur of (A) the date that is five years after the completion of such business combination and (B) the liquidation of MultiPlan Corporation (“Issuer”).

(2) Based on 667,461,269 shares of Class A Common outstanding as of October 9, 2020, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 9, 2020.

CUSIP No.: 538034109

ITEM 1(a).	NAME OF ISSUER:

MultiPlan Corporation (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

640 Fifth Avenue, 12th Fl

New York, New York 10019

ITEM 2(a).	NAME OF PERSON FILING:

The Public Investment Fund

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The Public Investment Fund
P.O. Box 6847
Riyadh 11452
Kingdom of Saudi Arabia

ITEM 2(c).	CITIZENSHIP:

The Public Investment Fund - Kingdom of Saudi Arabia

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.0001 per share (the “Shares”)

ITEM 2(e).	CUSIP NUMBER:

17144C203

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: The Public Investment Fund – 53,750,000

(b)	Percent of class: The Public Investment Fund – 8.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: The Public Investment Fund – 53,750,000

(ii)	Shared power to vote or to direct the vote: The Public Investment Fund – 0

(iii)	Sole power to dispose or to direct the disposition of: The Public Investment Fund – 53,750,000

(iv)	Shared power to dispose or to direct the disposition of: The Public Investment Fund – 0

The Public Investment Fund is the sovereign wealth fund of the Kingdom of Saudi Arabia.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2020

THE PUBLIC INVESTMENT FUND

By:	/s/ His Excellency Mr. Yasir O. Al-Rumayyan
Name:	His Excellency Mr. Yasir O. Al-Rumayyan
Title:	Governor